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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                              GRIFFON CORPORATION
                                (Name of Issuer)

                              GRIFFON CORPORATION
                      (Name of Person(s) Filing Statement)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
            (including the Associated Common Stock Purchase Rights)
                         (Title of Class of Securities)

                            ------------------------

                                  398433 10 2
                     (CUSIP Number of Class of Securities)

                           ROBERT BALEMIAN, PRESIDENT
                              GRIFFON CORPORATION
                             100 JERICHO QUADRANGLE
                            JERICHO, NEW YORK 11753
                                 (516) 938-5544
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                    COPY TO:

                             ELLIOTT V. STEIN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000
                            ------------------------

                                FEBRUARY 9, 1996
               (Date Tender Offer First Published, Sent or Given
                              to Security Holders)

                            ------------------------

                           CALCULATION OF FILING FEE
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
                                                                                    AMOUNT OF
    TRANSACTION                                                                      FILING
     VALUATION*                                                                        FEE
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$20,500,000.......................................................................   $ 4,100

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* For purposes of calculating fee only. Based on the Offer for 2,000,000 shares at a maximum price per share of $10.25.
                            ------------------------

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A                                               Filing Party: N/A
Form or Registration No.: N/A                                               Date Filed: N/A

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

     This Issuer Tender Offer Statement (the "Statement") relates to the tender offer by Griffon Corporation, a Delaware corporation (the "Company"), to purchase 2,000,000 shares of common stock, par value $.25 per share (the "Shares"), including the associated Common Stock Purchase Rights (the "Rights"), at prices, net to the seller in cash, not greater than $10.25 nor less than $9.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 9, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Unless the Rights are redeemed by the Company, a tender of Shares will also constitute a tender of the associated Rights. Unless the context requires otherwise, all references herein to Shares shall include the associated Rights. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company.

ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the Issuer is Griffon Corporation, a Delaware corporation. The address of its principal executive offices is 100 Jericho Quadrangle, Jericho, New York 11753.

     (b) The classes of securities to which this Statement relates are the Shares and the Rights. The information set forth in "INTRODUCTION" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "INTRODUCTION" and "Price Range of Shares; Dividends; Open-Market Purchases" in the Offer to Purchase is incorporated herein by reference.

     (d) This statement is being filed by the Issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

     (a)-(j) The information set forth in "INTRODUCTION," "Number of Shares; Proration," "Background and Purpose of the Offer; Certain Effects of the Offer," "Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares" and "Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "INTRODUCTION," "Number of Shares; Proration," "Background and Purpose of the Offer; Certain Effects of the Offer" and "Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "Certain Information About the Company -- Selected Historical Consolidated Financial information" and "-- Summary Pro Forma Consolidated Financial Information" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in "Certain Legal Matters; Regulatory and Foreign Approvals" and "Miscellaneous" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference in its entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)    Form of Offer to Purchase dated February 9, 1996.
    (a)(2)    Form of Letter of Transmittal.
    (a)(3)    Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees dated February 9, 1996.
    (a)(4)    Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees dated February 9, 1996.
    (a)(5)    Form of Notice of Guaranteed Delivery.
    (a)(6)    Form of letter dated February 9, 1996 to stockholders from the Chairman of the Board of the Company and the President of the Company.
    (a)(7)    Form of letter dated February 9, 1996 to participants in the ESOP.
    (a)(8)    Form of press release issued by the Company dated February 6, 1996.
    (a)(9)    Form of summary advertisement dated February 9, 1996.
    (a)(10)   Guidelines for Certification of Taxpayer Identification Number.
    (b)       Loan Agreement dated June 8, 1995 between the Company and certain lending institutions (incorporated by reference to Exhibit 4.2 to Form 10-K for the fiscal year ended September 30, 1995).
    (c)       Not applicable.
    (d)       Not applicable.
    (e)       Not applicable.
     (f)      Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 1996

                                          GRIFFON CORPORATION

                                          By: /s/ ROBERT BALEMIAN

                                            ------------------------------------
                                            Name: Robert Balemian
                                            Title:  President

                               INDEX TO EXHIBITS

  ITEM                                    DESCRIPTION                                  PAGE
--------  ---------------------------------------------------------------------------  -----
(a)(1)    Form of Offer to Purchase dated February 9, 1996.
(a)(2)    Form of Letter of Transmittal.
(a)(3)    Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees dated February 9, 1996.
(a)(4)    Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees dated February 9, 1996.
(a)(5)    Form of Notice of Guaranteed Delivery.
(a)(6)    Form of letter dated February 9, 1996 to stockholders from the Chairman of the Board of the Company and the President of the Company.
(a)(7)    Form of letter dated February 9, 1996 to participants in the ESOP.
(a)(8)    Form of press release issued by the Company dated February 6, 1996.
(a)(9)    Form of summary advertisement dated February 9, 1996.
(a)(10)   Guidelines for Certification of Taxpayer Identification Number.
(b)       Loan Agreement dated June 8, 1995 between the Company and certain lending institutions (incorporated by reference to Exhibit 4.2 to Form 10-K for the fiscal year ended September 30, 1995).
(c)       Not applicable.
(d)       Not applicable.
(e)       Not applicable.
(f)       Not applicable.